W. THOMAS CONNER Shareholder 202.965.8139 Direct Dial TConner@carltonfields.com

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January 28, 2026

Via Electronic Mail and Edgar Transmission

Anu Dubey

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Brighthouse Life Insurance Company
Post-Effective Amendment No. 2 to Registration Statement on Form N-4
File No. 333-283023

Dear Ms. Dubey:

On behalf of Brighthouse Life Insurance Company (the “Registrant”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided to us via telephone on December 30, 2025, with regard to the above-referenced post-effective amendment (the “Amendment”) to the Company’s registration statement on Form N-4 filed under the Securities Act of 1933, as amended (the “Securities Act”). The Amendment was filed with the Commission on November 20, 2025 and relates to certain individual single premium deferred index-linked annuity contracts (the “Contracts”). Changes made to the Amendment in response to the Staff’s comments will be reflected in a subsequent post-effective amendment. A courtesy blackline will be provided to the Staff.

For ease of reference, each of the comments of the Staff is set forth below, followed by the Registrant’s response. Defined terms used herein have the same meaning as in the Amendment. Page references are to the marked courtesy copy of the prospectus and SAI furnished to the Staff.

Comment 1:	Please confirm that the Registrant will file Form BXTs as necessary until comments are resolved.

Response:	The Registrant so confirms.

Cover Page

Comment 2:

Given disclosure on page 29, prominently disclose if there are or may be material financial intermediary variations to the offering and include a cross-reference to the prospectus section that discusses this in more detail. See p. 29.

Response:

The Registrant confirms that it intends to comply with this requirement to disclose financial intermediary variations by April 27, 2026, and the required disclosure will be included in the 485(b) filing.

Comment 3:

With respect to third sentence in the fourth paragraph of the Cover Page, given that the Company does not guarantee there will always be a Shield option that provides this minimum downside protection, but that there will always be at least one Shield option to provide downside protection, please prominently disclose any minimum limits on index losses that will always be available under the Contract, e.g., “We will always offer a buffer of at least 10%.” If there are no such limits, state that explicitly.

Response:

As the Staff notes, the cover page of the prospectus currently states that the Company does not guarantee that there will always be a Shield option that provides the current levels of downside protection, but that there will always be at least one Shield option to provide downside protection. Item 1(a)(6)(a) of Form N-4 requires the cover page to disclose any minimum limits on index losses that will always be available under the contract, or, alternatively, state that the Company does not guarantee that the Contract will always offer index options that limit index losses, which would mean risk of loss of the entire amount invested. As the staff notes, the cover page currently states that there will always be at least one Shield Option to provide downside protection, so it would clearly be incorrect to state that the Company does not guarantee that the Company will always offer downside protection when it does. On the other hand, the Contract, as filed with state insurance departments, simply does not specify any minimum limit on index loss, and the Company believes it would be imprudent to decide internally what the appropriate minimum level might be given the uncertainty of future market conditions. In summary, there is no current minimum level of downside protection, and yet the Company believes strongly that it is important to inform investors that there will always be some level of downside protection.

Comment 4:

As reflected in the fifth sentence of the seventh paragraph of the Cover Page, the Contract includes provisions for ongoing deductions from the index options prior to the end of the Term, including in particular the deduction of the Shield Option Fee, that may have an adverse effect on the values under the Contract. Prominently disclose in the prospectus section discussing the Shield Option Fee that such ongoing deductions could have adverse effects on values under the Contract and if an investor intends to elect such ongoing deductions they should consult with a financial professional about the appropriateness of the Contract for them.

Response:

The Registrant has revised the language in the Interim Value Calculation section of Charges, Fees, and Adjustment, because this section discusses the adverse effects of ongoing withdrawals as well as consulting with a financial professional about whether this Contract is appropriate for them.

Special Terms

Comment 5:

Please clarify the new language at the end of the definition of “Interim Value” on page 7, which states that “and amounts are withdrawn or removed from a Shield Option with Shield Option Fee.” The Staff does not understand the new language.

Response:	The Registrant has removed the referenced new language.

Overview of the Contract

Comment 6:	In the sixth paragraph under “Accumulation Period” on page 10, delete “and” after “Rate Crediting Type.”

Response:	The Registrant has made the requested revision.

Important Information You Should Consider About the Contract

Comment 7:

If interim value calculations occur when the Shield Option Fee is deducted, disclose that at the end of the fifth paragraph in the “Are There Charges or Adjustments for Early Withdrawals?” section of the table on page 14.

Response:	The Registrant has made the requested revision.

Comment 8:	For clarity, consider changing “Because other Shield Options do not have a fee,” at the beginning of footnote 1 at the top of page 6, to “Because not all Shield Options have a fee,”.

Response:	The Registrant has made the requested revision.

Comment 9:

Given the disclosure on page 29, revise the first bullet at the top of page 19 that begins “Your selling firm” in the “Are There Restrictions on the Investment Options?” section to say that selling firms may not offer certain investment options and include a cross-reference to the prospectus section that discusses this in more detail.

Response:

The Registrant confirms that it intends to comply with this requirement to disclose financial intermediary variations by April 27, 2026 and the required disclosure will be included in the 485(b) filing.

Comment 10:	Given Appendix G, disclose in the “Are There Any Restrictions on the Investment Options” section on page 19 that the availability of certain investment options may vary by state and include a cross-reference to where in prospectus these variations are disclosed.

Response:	The Registrant confirms that it intends to disclose material state variations concerning the investment options in Appendix G, and the required disclosure will be included in the 485(b) filing.

Comment 11:

Given the disclosure on page 29, disclose in the “Are There Any Restrictions on Contract Benefits” section of the table on page 19 that selling firms may not offer certain benefits and include a cross-reference to the applicable prospectus section.

Response:

The Registrant confirms that it intends to comply with this requirement to disclose financial intermediary variations by April 27, 2026 and the required disclosure will be included in the 485(b) filing.

Comment 12:	Given Appendix G, disclose in the same section that the availability of certain benefits may vary by state and include a cross-reference to the applicable prospectus section.

Response:	The Registrant confirms that it intends to disclose material state variations concerning the investment options in Appendix G, and the required disclosure will be included in the 485(b) filing.

Fee Table

Comment 13:	For clarity, consider changing “Because other Shield Options do not have a fee,” at the beginning of footnote 3 at the bottom of page 20, to “Because not all Shield Options have a fee,”.

Response:	Registrant has made the requested revision.

Purchase

Comment 14:

In connection with the fifth sentence in the first paragraph under “Purchase” on page 29, disclose all material financial intermediary variations to the offering, which may be disclosed in an appendix. See Item 8(a).

Response:

The Registrant confirms that it intends to comply with this requirement to disclose financial intermediary variations by April 27, 2026 and the required disclosure will be included in the 485(b) filing.

Shield Options

Comment 15:	With respect to the language that was added to the last sentence of the first paragraph under “Shield Options” on page 30 — “and amounts that are withdrawn ...” — please revise that language to clarify – the Staff doesn’t understand this sentence.

Response:	The Registrant has removed the referenced new disclosure.

Term

Comment 16:

In connection with the new language added to the end of the last paragraph on page 32 under “Term End Date,” please clarify here and in other prospectus sections describing the Shield Option Fee, e.g., page 51, whether the amount deducted is subject to a Contract Adjustment.

Response:	The Registrant has made the requested revisions.

Rate Crediting Types

Comment 17:

In connection with the new disclosure in the third paragraph under “Participation Rate” on page 38, please also disclose the factors Brighthouse considers in determining current participation rates and how that choice may impact other features of the options set by Brighthouse. Also disclose what an investor should consider regarding participation rates before choosing to invest in an index option. Item 6(d)2(ii)(C). (The Staff notes, however, that they may have missed this disclosure elsewhere.)

Response:

Respectfully, we provide disclosure regarding the factors that are considered in determining the rates for all the Rate Crediting Types, in the second paragraph of the Rate Crediting Types section, the disclosure states:

“We determine the rates for the Rate Crediting Types at our discretion. In setting these rates, we consider a variety of factors, including, but not limited to, market conditions, administrative expenses, regulatory requirements, general economic trends, and competitive considerations.”

The Registrant has made the requested revisions in the Rate Crediting Type Considerations regarding what an investor should consider regarding Participation Rates.

Benefits Available Under the Contract

Comment 18:

With respect to the “Benefits Available Under the Contract” table beginning on page 61, if certain benefits are or may not be available through certain selling firms, prominently disclose preceding the table that the availability of certain benefits may vary by selling firm and include a cross-reference to the prospectus section that discusses this more detail.

Response:

The Registrant confirms that it intends to comply with this requirement to disclose financial intermediary variations by April 27, 2026 and the required disclosure will be included in the 485(b) filing.

Comment 19:

In connection with the fourth column of the benefits table on page 61, under “Brief Description of Restrictions/Limitations,” disclose that the Shield Option Fee will reduce the Account Value and the Death Benefit per disclosure on page 65 of the prospectus.

Response:	Registrant has reviewed the disclosure and made clarifying revisions to the table describing Benefits Available Under the Contract.

Comment 20:	In the “Free Withdrawal” section of the benefits table on page 62, if the Shield Option Fee applies to Free Withdrawal Amounts, please disclose that.

Response:	The Registrant has made the requested revisions.

Comment 21:

With respect to the “Shield Options with a Shield Option Fee” section of the benefits table on page 64, the Staff issues the same global comment — if an interim adjustment occurs when the Shield Option Fee is deducted, disclose that here and that that could result in significant loss.

Response:	The Registrant has made the requested revisions.

Comment 22:	With respect to the new language added at the end of the “Beneficiary Continuation Options” paragraph on page 66, delete one of the duplicate sentences.

Response:	The Registrant has deleted one of the duplicate sentences.

Comment 23:	In the Statement of Additional Information on page 13, under the heading “Financial Statements” right before Part C, add a hyperlink to Brighthouse’s Form N-VPFS.

Response:	The Registrant confirms that the hyperlink will be included in the 485(b) filing.

As always, we appreciate the Staff’s review of and comments on the Registration Statements. Please contact the undersigned at (202) 965-8139 with questions or comments.

Very truly yours, /s/W. Thomas Conner W. Thomas Conner Shareholder

cc:	Michele H. Abate, Head of Securities Products & Funds Law, Brighthouse Financial
Alyson Saad, Managing Corporate Counsel, Brighthouse Financial